[ADVISER LETTERHEAD]

September 30, 2013

Mr. Stacey E. Hong, President
Atlantic Fund Administration, LLC
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE:   Expense Limitation Agreement

Dear Mr. Hong:

Steinberg Asset Management, LLC (the "Adviser") agrees to reduce its investment advisory fee and reimburse expenses as necessary to ensure that total annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses and extraordinary expenses) for Steinberg Select Fund (the "Fund"), a series of the Forum Funds (the "Trust"), do not exceed 1.00% for Investor Shares and 0.75% for Institutional Shares through January 31, 2015 ("Expense Cap"). The Adviser may be reimbursed by the Fund for fees waived and expenses reimbursed by the Adviser pursuant to the Expense Cap if such payment (1) is made within three years of the fee waiver or expense reimbursement, (2) is approved by the Board and (3) does not cause the Net Annual Fund Operating Expenses of a class to exceed the Expense Cap.

This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will renew automatically for one-year terms unless the Adviser provides written notice of its termination at least 90 days prior to the end of the then current term.

Very truly yours,

Steinberg Asset Management, LLC

By: /s/ Joseph Spanier
Name: Joseph Spanier
Title: Vice President